CRACKER BARREL OLD COUNTRY STORE, INC.
                              Hartmann Drive
                       Lebanon, Tennessee 37088-0787

                             __________________

                 Notice of Annual Meeting of Shareholders to be held on Tuesday, November 28, 1995

                             ___________________

     Notice is hereby given that the Annual Meeting of Shareholders of Cracker Barrel Old Country Store, Inc. (hereinafter called the "Company"), will be held at the offices of the Company located on Hartmann Drive, Lebanon, Tennessee, on Tuesday, November 28, 1995 at 10:00 a.m., local time, for the following purposes:

     (1) To elect 14 directors to serve until the next Annual Meeting and until their successors are duly elected and qualified;

     (2) To consider and vote upon a proposed amendment to the Company's 1987 Stock Option Plan to increase the number of shares of the Company's Common Stock available under the Plan from 8,550,607 to 11,550,607.

     (3) To approve the selection of Deloitte & Touche LLP as the Company's independent auditors for the 1996 fiscal year.

     (4) To consider and take action on a shareholder proposal requesting that the Board of Directors prepare a report in which the primary emphasis would be to explore ways to link executive compensation to social issues.

     (5) To consider and take action on a shareholder proposal requesting that the Board of Directors prepare a report ascertaining the costs incurred by the Company due to the alleged "continuing controversy" regarding its policies towards gay men and lesbians.

     (6) To transact such other business as may properly be brought before the meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on October 2, 1995, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting.

     Your attention is directed to the Proxy Statement accompanying this notice for a more complete statement regarding matters to be acted upon at the meeting.


                                        By Order of the Board of Directors

                                        Michael J. Zylstra, Secretary


Lebanon, Tennessee
October 23, 1995

YOUR REPRESENTATION AT THE MEETING IS IMPORTANT.  TO ENSURE YOUR
REPRESENTATION, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD. SHOULD YOU DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AS PROVIDED IN THE
ACCOMPANYING PROXY STATEMENT, AT ANY TIME BEFORE IT IS VOTED.

                   CRACKER BARREL OLD COUNTRY STORE, INC.
                              Hartmann Drive
                       Lebanon, Tennessee 37088-0787
                           ____________________
                              PROXY STATEMENT
                           ____________________

     The accompanying proxy is solicited by and on behalf of the Board of Directors of Cracker Barrel Old Country Store, Inc. (the "Company"), for use at the Annual Meeting of Shareholders to be held on November 28, 1995, and any adjournment thereof, notice of which is attached hereto.

     This Proxy Statement and the Annual Report of the Company for the fiscal year ended July 28, 1995, have been mailed on or about October 23, 1995, to all shareholders of record on October 2, 1995.

     The purpose of the Annual Meeting is to elect fourteen directors; to consider and vote upon a proposed amendment to the Company's 1987 Stock Option Plan (the "1987 Plan") which would increase the number of shares of the Company's Common Stock available under the 1987 Plan from 8,550,607 to 11,550,607; to approve the selection of Deloitte & Touche LLP as the Company's independent auditors for the next fiscal year; to vote on a shareholder proposal requesting that the Board of Directors prepare a report in which the primary emphasis would be to explore ways to link executive compensation to social issues; and to vote on a shareholder proposal requesting that the Board of Directors prepare a report ascertaining the costs incurred by the Company due to the alleged "continuing controversy" regarding its policies towards gay men and lesbians.

     A shareholder of record who signs and returns a proxy in the accompanying form may revoke the same at any time before the authority granted thereby is exercised by attending the Annual Meeting and electing to vote in person, by filing with the Secretary of the Company a written revocation or by duly executing a proxy bearing a later date. Unless so revoked, the shares represented by the proxy will be voted at the Annual Meeting. Where a choice is specified on the proxy, the shares represented thereby will be voted in accordance with such specifications. If no specification is made, such shares will be voted for the election of all director nominees, the approval of the proposed amendment to the 1987 Plan and the approval of Deloitte & Touche LLP as the Company's independent auditors for the 1996 fiscal year. If no specification is made, such shares will be voted against the two proposals by shareholders.

     Directors shall be elected by a plurality of the votes cast in the election by the holders of Common Stock represented and entitled to vote at the Annual Meeting, at which a quorum is present. Assuming the existence of a quorum, all other proposals submitted to the shareholders shall be approved if the votes cast favoring the proposal exceed the votes cast opposing it. Abstentions will be counted as present for purposes of determining the existence of a quorum and for determining the total number of votes cast. Abstentions are disregarded in determining if a director receives a plurality of the votes cast or whether votes cast for a proposal exceed votes cast against it. Broker non-votes are disregarded for the purpose of determining the total number of votes cast with respect to a proposal.

     The Board of Directors knows of no other matters which are to be brought to a vote at the Annual Meeting. However if any other matter does come before the meeting, the persons appointed in the proxy or their substitutes will vote in accordance with their best judgment on such matters.

     The Board of Directors has fixed the close of business on October 2, 1995, as the record date for the Annual Meeting. The Company's only class of securities is its Common Stock, $.50 par value per share. On October 2, 1995 the Company had outstanding 60,233,997 shares of Common Stock. Only shareholders of record at the close of business on that date will be entitled to vote at the Annual Meeting. Shareholders will be entitled to one vote for each share so held, which may be given in person or by proxy authorized in writing.

     The cost of solicitation of proxies will be borne by the Company, including expenses in connection with preparing, assembling and mailing this Proxy Statement. Such solicitation will be made by mail, and may also be made by the Company's officers or employees personally or by telephone or telegram. No officers or employees of the Company will receive additional compensation for soliciting proxies. The Company may reimburse brokers, custodians and nominees for their expenses in sending proxies and proxy material to beneficial owners. The Company retains Corporate Communications, Inc., 523 Third Avenue South, Nashville, Tennessee to assist in the management of the Company's investor relations and other shareholder communications issues, for a fee of approximately $2,000 per month, plus reimbursement of out-of-pocket expenses. As part of its duties, Corporate Communications, Inc. may assist in the solicitation of proxies. See "Transactions with Management" below.

     The Company will continue its practice of holding the votes of all shareholders in confidence from Company directors, officers and employees except (i) to allow the independent inspectors of election to certify the results of the vote; (ii) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company; (iii) in case of a contested proxy solicitation; or (iv) in the event that a shareholder makes a written comment on the proxy card or otherwise communicates his/her vote to management. The Company will also continue, as it has in the past, to employ an independent tabulator to receive and tabulate the proxies, and independent inspectors of election to certify the results.

                     PROPOSAL 1. ELECTION OF DIRECTORS

     The Company's Bylaws provide that the Company's Board of Directors shall consist of not more than fifteen persons. The Board of Directors has resolved that the Board shall currently consist of fourteen persons. Proxies cannot be voted for a greater number of persons. The terms of all present directors will expire upon the election of new directors at the Annual Meeting. The Board of Directors proposes the election of the nominees listed below to serve until the next Annual Meeting and until their successors are duly elected and qualified. Unless contrary instructions are received, it is intended that the shares represented by proxies solicited by the Board of Directors will be voted in favor of the election as directors of all the nominees named below. If for any reason any nominee is unable to serve, the persons named in the proxy have advised that they will vote for such substitute nominee(s) as the Board of Directors of the Company may propose. The Board of Directors has no reason to expect that any nominee will fail to be a candidate at the meeting, and therefore, does not at this time have any substitute nominees under consideration. Each nominee has consented to act as a director, if elected. The information relating to the fourteen nominees set forth below has been furnished to the Company by the individuals named. All of the nominees are presently directors of the Company and were elected at the annual meeting held on November 22, 1994, except Mr. Magruder, who was elected by the Board of Directors in August 1995.

     The Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at the Annual Meeting. THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE NOMINEES LISTED BELOW. PROXIES, UNLESS INDICATED TO THE CONTRARY, WILL BE VOTED "FOR" THE LISTED NOMINEES.

NAME, AGE, POSITION      FIRST BECAME              BUSINESS EXPERIENCE
 WITH THE COMPANY         A DIRECTOR            DURING THE PAST FIVE YEARS
 ________________         __________            __________________________
James C. Bradshaw, 64         1970           Practicing physician, Lebanon,
Director                                     Tennessee

Robert V. Dale, 59            1986           President of Windy Hill Pet Food
Director                                     Company, Nashville, Tennessee since
                                             March 1995; Partner in PFB
                                             Partnership, Nashville, Tennessee
                                             from August 1994 to March 1995;
                                             President of Martha White Foods,
                                             Inc., Nashville, Tennessee from
                                             October 1985 to August 1994

Dan W. Evins, 60              1970           Chairman and Chief Executive
Director, Chairman and Chief                 Officer of the Company; President
Executive Officer(1)                         of the Company until August 1995;
                                             Member of Board of Directors of
                                             Clayton Homes, Inc.

Edgar W. Evins, 63            1970           Retired in June 1987; President,
Director(1)                                  DeKalb County Bank and Trust
                                             Company, Alexandria, Tennessee
                                             from 1958 until June 1987

William D. Heydel, 66         1970           Retired in 1987; for the previous
Director                                     five years, Tennessee manager of
                                             American Family Life Assurance
                                             Company, Nashville, Tennessee

Robert C. Hilton, 58          1981           Chairman, President and CEO of
Director                                     Home Technology Healthcare, Inc.
                                             Nashville, Tennessee since October
                                             1991; Private investor from August
                                             1988 to October 1991; Chairman and
                                             CEO, American Healthcorp, Inc., from
                                             September 1981 to August 1988

Charles E. Jones, Jr., 50     1981           President, Corporate Communications,
Director                                     Inc., a financial public relations
                                             firm, Nashville, Tennessee

Charles T. Lowe, Jr., 63      1970           Retired in 1993; previously
Director                                     President of Travel World, Inc., a
                                             travel agency, Lebanon, Tennessee

B. F. Lowery, 58              1971           Attorney; President and Chairman,
Director                                     LoJac Companies, asphalt paving,
                                             highway construction and building
                                             materials supplier and contractor,
                                             Lebanon, Tennessee

Ronald N. Magruder, 48        1995           President and Chief Operating
Director, President and                      Officer of the Company since August
Chief Operating Officer                      1995; Vice-Chairman of Darden
                                             Restaurants from December 1994 to
                                             August 1995; Executive Vice
                                             President, General Mills Restaurants
                                             and President of Olive Garden from
                                             1987 to 1994.

Gordon L. Miller, 61          1974           Dentist, Lebanon, Tennessee
Director

Martha M. Mitchell, 55        1993           Senior Vice President (since
Director                                     January 1987) and Partner (since
                                             January 1993) of Fleishman-Hillard,
                                             Inc., a public relations firm, St.
                                             Louis, Missouri

James H. Stewart, 70          1985           Retired in October 1987; President
Director                                     and Chief Operating Officer,
                                             Prepared Foods, Inc. from August
                                             1986 to September 1987; Vice
                                             President and Chief Financial
                                             Officer, Prepared Foods, Inc. from
                                             September 1985 to July 1986

Jimmie D. White, 54           1993           Senior Vice President - Finance and
Director, Senior Vice                        Chief Financial Officer of the
President - Finance and                      Company
Chief Financial Officer

______________________

(1) Dan W. Evins and Edgar W. Evins are brothers.

     The Company's Stock Option Committee is currently composed of Robert C. Hilton, Edgar W. Evins and Charles E. Jones, Jr. This committee, which met once during the fiscal year ended July 28, 1995, is responsible for the administration of the Company's Incentive Stock Option Plan of 1982 and its 1987 Stock Option Plan.

     The Company's Audit Committee is currently composed of James H. Stewart, William D. Heydel, Charles T. Lowe, Jr. and Gordon L. Miller. This committee, which met three times during the fiscal year ended July 28, 1995, reviews the Company's internal accounting controls and systems, the results of the Company's annual audit and the Company's accounting policies and any change therein.

     The Company's Compensation Committee is composed of Robert V. Dale, James
C. Bradshaw, Edgar W. Evins, Robert C. Hilton, Charles E. Jones, Jr. and B. F. Lowery. This committee, which met once during the fiscal year ended July 28, 1995, reviews and recommends to the Board of Directors the salaries, bonuses and other cash compensation of the executive officers of the Company.

     During the fiscal year ended July 28, 1995, the Board of Directors held four meetings and the Executive Committee held eight meetings. No incumbent director attended fewer than 75 percent of the Board meetings in 1995. The Company's Executive Committee has all the duties and powers of the Board of Directors, subject to the general direction, approval and control of the Board. The Executive Committee is currently composed of James C. Bradshaw, Robert V. Dale, Dan W. Evins, Edgar W. Evins, Robert C. Hilton, Charles E. Jones, Jr. and B. F. Lowery. The Executive Committee also reviews director nominees and makes recommendations to the Board of Directors prior to each annual meeting of shareholders. The Executive Committee will consider nominees recommended in writing by shareholders who submit such nominations to the Company prior to the deadline for shareholder proposals as further described under "Proposals of Shareholders" herein.

     The Company pays to each of its outside directors an annual retainer of $14,000 and $900 as a director's fee for each board meeting attended. Outside directors who are members of the Company's Executive Committee receive a fee of $900 for each such committee meeting attended. Fees of $800 for the Company's Audit Committee, Compensation Committee and Stock Option Committee are paid to committee members for each such committee meeting attended. The chairmen of these committees receive an additional fee of $400 for each committee meeting attended. All outside directors are reimbursed by the Company for out-of-pocket expenses incurred in connection with attendance at meetings. No fees are paid to directors who are also employees of the Company.

                     SECURITY OWNERSHIP OF MANAGEMENT

     The following information pertains to the Common Stock of the Company beneficially owned, directly or indirectly, by all directors and nominees and by all directors and officers as a group, as of October 2, 1995. Unless otherwise noted, the named persons have sole voting and investment power with respect to the shares indicated.

                               AMOUNT AND NATURE OF         PERCENT
BENEFICIAL OWNERS             BENEFICIAL OWNERSHIP(1)       OF CLASS
_________________             _______________________       ________
James C. Bradshaw                    545,719(2)                 *
Robert V. Dale                       155,352                    *
Dan W. Evins                         616,667                  1.0%
Edgar W. Evins                        69,157(3)                 *
William D. Heydel                    549,352(2)                 *
Robert C. Hilton                      99,299                    *
Charles E. Jones, Jr.                102,761                    *
Charles T. Lowe, Jr.                 994,228(4)               1.6%
B. F. Lowery                         240,125                    *
Ronald N. Magruder                    91,333                    *
Gordon L. Miller                     267,167                    *
Martha M. Mitchell                    41,872                    *
James H. Stewart                      66,734                    *
Jimmie D. White                      144,552                    *

All Officers and
Directors as a group
(26 persons)                       4,943,541                  7.9%

*Less than one percent
______________________

(1) Includes the following shares which are not currently outstanding but which the named holders are entitled to receive within 60 days upon exercise of options:

          James C. Bradshaw                               142,670
          Robert V. Dale                                  142,670
          Dan W. Evins                                    216,667
          Edgar W. Evins                                   66,734
          William D. Heydel                               142,670
          Robert C. Hilton                                 92,046
          Charles E. Jones, Jr.                            92,046
          Charles T. Lowe, Jr.                             66,734
          B. F. Lowery                                    142,670
          Ronald N. Magruder                               83,333
          Gordon L. Miller                                 66,734
          Martha M. Mitchell                               41,422
          James H. Stewart                                 66,734
          Jimmie D. White                                  79,167

          All Officers and Directors as a group         2,384,146

     The shares described in this note are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by each named individual and by the group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes shares owned jointly with wife, with whom voting and investment power is shared: Dr. Bradshaw 403,049 and Mr. Heydel 406,682.

(3) Includes 223 shares owned by Mr. Evins' wife in her SEP, for which voting and investment power is shared.

(4) Voting and investment power with respect to 43,491 shares is shared by Mr. Lowe and his wife, the owner of these shares.

         REPORT OF THE COMPENSATION COMMITTEE AND THE STOCK OPTION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

     The Company's compensation policies for its executive officers are administered by two committees of the Board of Directors - the Compensation Committee and the Stock Option Committee. All members of these committees are outside, non-employee directors.

     The primary components of executive compensation are base salary, bonus and longer-term incentives such as stock options. The Compensation Committee recommends to the Board of Directors the salaries and bonus plan for the executive officers. The Stock Option Committee administers the stock option plans pursuant to which employee stock options are granted. In addition, a study prepared by independent consultants, specializing in executive compensation, is used to review salaries and bonuses to determine their competitiveness in relation to other selected companies in the restaurant and food service industry.

BASE SALARY

     In setting the fiscal 1995 base salary for each executive officer the Compensation Committee reviewed the then-current salary for each of the officers in relation to average salaries within the industry for comparable areas of responsibility from a report prepared for the Company by independent executive compensation consultants. In addition, they considered the contribution made by each executive officer during fiscal 1994, as reported by the Chief Executive Officer, as well as salary recommendations from management for the executive officers other than the Chairman and Chief Executive Officer, Dan W. Evins. The Compensation Committee employed procedures similar to those used for each of the other executive officers to determine the fiscal 1995 salary for Dan W. Evins.

BONUS

     The Compensation Committee has established that the financial performance of the Company should be a significant factor in rewarding its executive officers. Therefore, in July of each year, the Compensation Committee reviews the expected financial performance of the Company for the then-ending fiscal year and the internal budget established for the next fiscal year in setting the criteria for executive officer bonuses.

     The basic plan compensates executive officers on the basis of the amount of increase in the Company's pretax income over the previous fiscal year. If pretax income is equal to or less than that of the previous fiscal year, no bonuses are paid to any of the executive officers.

     For fiscal 1995, as in recent years, a bonus pool of 12% of the amount by which the current fiscal year's pretax income exceeds that of the previous fiscal year, plus an additional 2% of any amount in excess of the internally budgeted pretax income, is distributed among the executive officers. The bonus pool is distributed by determining each executive officer's pro rata share of an aggregate bonus participation amount arrived at by multiplying each officer's salary by the bonus participation percent set by the Compensation Committee (60% for Mr. Evins, 36% for senior officers, 24% for all other executive officers, and 16% for assistant officers). Bonuses earned for fiscal 1995, as a percent of total salary and bonuses, were 63% for Mr. Evins, 51% for Senior Officers, 41% for all other executive officers and 31% for assistant officers.

STOCK OPTIONS

     In contrast to salary and bonus awards, which are generally for past work performance, stock options are based on future performance of stock price appreciation. They are granted at an exercise price which is equal to the closing market price of the Company's Common Stock on the day before the date of grant, and therefore have no value until the stock price increases.

     The Stock Option Committee has generally granted nonqualified stock options annually. In recent years, the Committee has extended option grants down into the organization as far as the top hourly level positions in the stores. See "Stock Option Plans" below.

STOCK PERFORMANCE GRAPH

     The following graph sets forth the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock during the preceding five fiscal years ended July 28, 1995 compared with the Standard & Poor's 400 MidCap Index and a Total Return Index comprised of all NASDAQ companies with the same two digit SIC (Standard Industrial Classification) code as the Company.

                       1990     1991     1992     1993     1994     1995
Cracker Barrel Old
 Country Store, Inc.    100      193      285      332      297      269
NASDAQ SIC-58           100      107      136      158      144      161
S&P 400 MIDCAP          100      122      144      168      174      216

(1) Assumes that the value of the investment in the Company's Common Stock and each Index was $100 on August 3, 1990, and that all dividends were reinvested.

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning the compensation of the Chief Executive Officer and the four other most highly compensated executive officers who served in such capacities as of July 28, 1995.

                                                                           Long Term
                                                    Annual Compensation   Compensation
                                            ___________________________   ____________
                                                                                     All Other
                          Principal          Fiscal                      # Options  Compensation
      Name                Position            Year   Salary(1)   Bonus    Granted       (2)
      ____                ________            ____   _________   _____    _______       ___
Dan W. Evins         Chairman of the Board,   1995   $385,000   $661,495   40,000     $28,541
                     President and Chief      1994    360,000    879,900   40,000      29,223
                     Executive Officer        1993    326,600    861,748   60,000      30,647

Jimmie D. White      Senior Vice President/   1995    215,000    221,644   25,000      16,514
                     Finance and Chief        1994    195,000    285,997   25,000      16,991
                     Financial Officer        1993    163,000    276,324   37,500      17,111

Reginald M. Mudd     Senior Vice President/   1995    210,000    216,489   25,000       8,441
                     Operations and Chief     1994    165,083    222,014   25,000       8,962
                     Operations Officer       1993    130,000    146,921   18,000       8,753


Frank J. McAvoy      Vice President/          1995    155,000    106,526   12,000      12,200
                     Operations Services      1994    145,000    141,776   12,000      12,197
                                              1993    133,000    150,311   18,000      12,619

Richard G. Parsons   Vice President/          1995    155,000    106,526   12,000       7,596
                     Merchandising            1994    134,000    131,021   12,000       8,506
                                              1993    122,000    137,879   18,000       8,436

(1) Salary includes director's fees received by Mr. Evins in the amount of $21,600 for 1993. Effective August 1993, no director's fees are paid to directors who are also employees of the Company.

(2) Includes premiums paid on Life and Disability insurance for coverage above that available to all salaried employees and the Company's contributions to 401(k) Employee Savings Plan.

OPTIONS GRANTED DURING FISCAL YEAR ENDED JULY 28, 1995

     The following table sets forth all options to acquire shares of the Company's Common Stock granted to the named executive officers during the fiscal year ended July 28, 1995.

                               Individual Grants (1)
                  _______________________________________________
                                                                   Potential Realizable Value
                              Percent of                            at Assumed Annual Rates
                            Total Options                                of Stock Price
                              Granted to   Exercise or              Appreciation for Option Term(2)
                  # Options  Employees in  Base Price  Expiration   _______________________________
        Name       Granted   Fiscal Year    $/Share       Date          5%            10%
        ____       _______   ___________    _______       ____         ___           ____
Dan W. Evins        40,000       4.2%        $25.25      08-25-04    $635,200     $1,609,600

Jimmie D. White     25,000       2.6%         25.25      08-25-04     397,000      1,006,000

Reginald M. Mudd    25,000       2.6%         25.25      08-25-04     397,000      1,006,000

Frank J. McAvoy     12,000       1.3%         25.25      08-25-04     190,560        482,880

Richard M. Parsons  12,000       1.3%         25.25      08-25-04     190,560        482,880

(1) The exercise price of the options granted is equal to the closing market price of the Company's Common Stock on the day before the date of grant. Options are exercisable as to not more than one-third of the total number of shares under the option during each twelve-month period following the grant. To the extent any optionee does not exercise an option as to all shares for which the option was exercisable during any twelve-month period, the balance of unexercised options shall accumulate and the option will be exercisable with respect to such shares. Options expire ten years after grant.

(2) The potential realizable value amounts shown illustrate the values that might be realized upon exercise immediately prior to the expiration of the term of these options, using 5 percent and 10 percent appreciation rates, as required by the Securities and Exchange Commission, compounded annually. These values are not intended to forecast possible future appreciation, if any, of the Company's stock price. Additionally, these values do not take into consideration the provisions of the options providing for nontransferability, vesting over a period of years or termination of the options following termination of employment.

OPTION EXERCISES AND FISCAL YEAR END VALUES

     There were no options exercised during the fiscal year ended July 28, 1995 by the named executive officers. The following table sets forth the number and value of unexercised options held by such executive officers at fiscal year end.

                                                        Value of Unexercised
                          Number of Unexercised         In-the-Money Options
                            Options at FY-End                at FY-End
                            _________________                _________
                      Exercisable  Unexercisable    Exercisable  Unexercisable
                      ___________  _____________    ___________  _____________
Dan W. Evins            190,000        40,000        $  383,750       $0

Jimmie D. White         296,875        25,000         2,831,907        0

Reginald M. Mudd        151,000        25,000         1,286,250        0

Frank J. McAvoy          65,437        12,000           231,876        0

Richard M. Parsons      172,780        12,000         1,915,598        0

(1) The last trade of the Company's Common Stock as reported by NASDAQ on July 28, 1995 was $20.875 and was used in calculating the value of unexercised options.


EXECUTIVE EMPLOYMENT AGREEMENT

     Employment agreements have been granted to Dan W. Evins (Chairman of the Board and Chief Executive Officer), and Jimmie D. White (Senior Vice President, Finance and Chief Financial Officer) which, upon the occurrence of certain events, authorize a severance payment approximately equal to three times their annual salary rate in effect on the date of termination. As announced publicly on September 6, 1995, Jimmie D. White will retire from his position once his successor is in place. The employment agreement with Mr. White will terminate upon his retirement.

     The Executive may terminate his employment and receive the three-year severance payment if there is a "change in control of the Company" (as defined in the Agreement), accompanied by: (1) a decrease in the Executive's base salary or bonus percentage; or (2) a reduction in the importance of the Executive's job responsibilities; or (3) a geographical relocation of the Executive without his consent. The three-year severance payment shall also be made to the Executive if the Company breaches the terms of the Agreement. Additionally, the Agreement describes the Executive's rights to compensation should his employment be terminated or suspended due to death, disability, poor performance or wrongful activities. Although not intended primarily as a standard employment contract, the Agreement does provide for payment to the Executive of a specified annual salary which shall not be decreased, and which may be increased from time to time. These agreements do not preclude the Executives from participation in any other Company benefit plans or arrangements.

STOCK OPTION PLANS

     On February 25, 1982, the Company's Board of Directors adopted an incentive stock option plan, which was subsequently approved by the shareholders of the Company on November 23, 1982. The 1982 Plan authorized the Stock Option Committee to issue options to certain key employees. In 1986, Congress adopted the Tax Reform Act of 1986, and in response to the 1986 Code amendments, the Company's Board of Directors voted to discontinue the 1982 Plan and adopt in its place the 1987 Stock Option Plan. The shareholders adopted the 1987 Plan at the 1987 annual meeting of shareholders.

     The 1987 Plan, like the 1982 Plan is administered by the Stock Option Committee (the "Committee"). Members of the Committee are appointed by the Board and consist of members of the Board. The Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which key employees shall be granted options, the number of shares covered by the options granted to each, and within applicable limits, the terms and provisions relating to the exercise of such options.

     The Committee is currently authorized to grant options to purchase an aggregate of 8,550,607 shares of the Company's Common Stock under the 1987 Plan. Options may be granted only to key executive personnel and other employees who hold responsible positions with the Company. The Committee may impose on the option, or the exercise thereof, such restrictions as it deems reasonable and which are within the restrictions authorized by the 1987 Plan.

     The option price per share under the 1987 Plan must be at least 100% of the fair market value of a share of the Company's Common Stock on the day next preceding the day the option is granted and options must be exercised not later than ten years after the date on which granted.

     During Fiscal 1995, the aggregate number of shares subject to options granted was 955,500 including 170,750 shares granted to the Company's executive officers as a group, including the individuals named in the summary compensation table. These options were granted at $25.25 per share. These options were granted pursuant to the 1987 Plan and are exercisable as to not more than one-third of the total number of shares under the option during each twelve-month period following the date of the granting of the option.
To the extent, however, any optionee does not exercise an option as to all shares for which the option was exercisable during any twelve-month period, the balance of unexercised options shall accumulate and the option will be exercisable with respect to such shares. The aggregate number of shares exercised during Fiscal 1995 was 90,731, including 33,280 exercised by the Company's executive officers as a group. The net value of shares (market value less option exercise price) or cash realized upon exercise of options was $1,014,124 in the aggregate, including $617,510 relating to options exercised by the Company's executive officers as a group.

     In 1989, the directors and shareholders of the Company adopted the 1989 Stock Option Plan for Non-Employee Directors (the "1989 Plan"). The total number of shares of Common Stock issuable upon the exercise of all options granted under the 1989 Plan will not exceed in the aggregate 1,518,750 shares. Under the 1989 Plan, all non-employee directors of the Company automatically receive an annual stock option grant for 25,312 shares of the Company's Common Stock. However, due to the overall 1989 Plan limit, the Fiscal 1995 grant was for 16,110 options each. Therefore, there are no more shares available to be granted under the 1989 Plan.

1989 Plan stock options become exercisable six (6) months after the date of grant. The stock options are granted at an exercise price equal to the fair market value of the underlying stock on the date of grant and have no expiration date. On August 25, 1994 each director listed on page 6, except Mr. Dan W. Evins, Mr. Ronald N. Magruder and Mr. Jimmie D. White, was granted an option to purchase 16,110 shares at $25.00 per share. There were no options exercised during Fiscal 1995.

EMPLOYEE SAVINGS PLANS

401K Employee Savings Plan - The Company has an Employee Savings Plan (the "Plan") which provides for retirement benefits for employees. The Plan is qualified under Section 401(k) of the Internal Revenue Code. Generally, all employees of the Company who have completed one year of service with the Company, who have worked in excess of 1,000 hours with the Company and who have reached the age of twenty-one (21), are eligible to participate in the Plan. Eligible employees may elect to participate in the Plan as of the beginning of each calendar quarter. Each eligible employee who chooses to participate in the Plan may elect to have up to sixteen percent (16%) (not to exceed $9,240 in calendar 1995) of their compensation contributed to the Plan. The Company matches twenty-five percent (25%) of employee contributions for each participant up to 6% of the employee's compensation. In addition to the above limits, employee contributions and the Company match for highly compensated participants are limited by a special annual nondiscrimination test imposed under Section 401(k) of the Internal Revenue Code. This test uses the percentages of compensation contributed by and matched for rank and file participants to limit the contributions of and Company match for highly compensated participants.

     Participants in the Plan have a fully vested interest in their Plan contributions. A participant's interest in Company contributions begins to vest one (1) year from the date of employment and continues to vest at the rate of twenty percent (20%) per year until fully vested.

     Generally participants may not withdraw either their contributions or their vested interest in Company matching contributions prior to retirement or termination of their employment with the Company. Limited hardship withdrawals are tightly controlled by the provisions of the Plan and the Internal Revenue Code.

Deferred Compensation Plan - Effective January 1, 1994, the Company's Board of Directors adopted a Deferred Compensation Plan to provide retirement and incidental benefits for certain executive employees and outside directors of the Company. At the beginning of each calendar year, participants in this plan may make an election to defer a portion of their compensation. Interest is credited to each participant's account quarterly at a rate equal to the ten-year Treasury Bill rate in effect as of the beginning of the quarter, plus 1.5%. The total interest credited to all participants' accounts during fiscal 1995 was $16,360.

                       TRANSACTIONS WITH MANAGEMENT

     The Company leases its stores in Clarksville, Tennessee and Macon, Georgia from B. F. Lowery, a director of the Company. Under the terms of an August 1981 agreement, Mr. Lowery purchased the land, constructed the restaurant buildings and facilities to the Company's specifications and leased the stores to the Company for a fifteen-year term. The annual rental for the Macon store is the greater of (i) 12% of the total initial cost of the land, buildings and improvements or (ii) 5% of the total restaurant sales plus 3% of the gift shop sales. The annual rental for the Clarksville store is the greater of (i) 12% of the total initial cost of the land, building and improvements or (ii) 5% of the total restaurant sales plus 3% of the gift shop sales, provided the total of such percentages exceeds $65,000. Taxes, insurance and maintenance are paid by the Company. The Company has options to extend the Clarksville and Macon leases for up to 20 years. During the fiscal year ended July 28, 1995, the Company paid a total of $310,006 in lease payments to Mr. Lowery. During the fiscal year ended July 28, 1995, the Company also paid $75,000 as a retainer to Mr. Lowery for corporate legal services.

     The Company uses the services of Corporate Communications, Inc., a financial public relations firm in Nashville, Tennessee, of which Charles E. Jones, Jr., a director of the Company, is president and the major shareholder. During the past fiscal year, the Company paid $24,000 to Corporate Communications for services and $565,571 for reimbursement of direct expenses including preparation, distribution and design of the Company's annual report, proxy materials, quarterly reports and a booklet containing the history of the first twenty-five years of the Company distributed to all employees.

     The foregoing transactions were negotiated by the Company on an arms-length basis, and management believes that such transactions are fair and reasonable and on terms no less favorable than those which could be obtained from unaffiliated parties.

              PROPOSAL 2. INCREASE NUMBER OF SHARES OF COMMON
               STOCK AVAILABLE UNDER 1987 STOCK OPTION PLAN

     On August 31, 1995, the Executive Committee of the Board of Directors approved an amendment to the 1987 Stock Option Plan increasing the number of shares available under the 1987 Plan from 8,550,607 to 11,550,607, subject to shareholder approval. Options under the 1987 Plan may be granted only to key executive personnel and other employees holding responsible positions with the Company, which includes store-level management and the highest level of hourly employees in the stores. The proposed increase in the number of shares available is to ensure the existence of sufficient shares for the granting of options under the 1987 Plan in the future.

     For adoption of this proposal, the votes cast favoring the proposal must exceed the votes cast opposing it. THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSAL. PROXIES, UNLESS INDICATED TO THE CONTRARY, WILL BE VOTED "FOR" THE PROPOSAL.

              PROPOSAL 3. APPROVAL OF APPOINTMENT OF AUDITORS

     The Board of Directors has appointed Deloitte & Touche LLP as independent auditors of the Company for the 1996 fiscal year, subject to shareholder approval. Deloitte & Touche LLP have served as the Company's independent auditors since the fiscal year ended July 31, 1973. A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting with the opportunity to make a statement, if such representative so desires, and will be available to respond to appropriate questions.

     For adoption of this proposal, the votes cast favoring the proposal must exceed the votes cast opposing it. THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSAL. PROXIES, UNLESS INDICATED TO THE CONTRARY, WILL BE VOTED "FOR" THE PROPOSAL.

                     PROPOSAL 4. SHAREHOLDER PROPOSAL

     The Sisters of Mercy Consolidated Asset Management Program, 20 Washington Square North, New York, NY, has stated that it is the beneficial owner of 2,000 shares of the Common Stock of the Company, and has informed the Company that it intends to present the following proposal at the meeting:

     RESOLVED, Shareholders request that a committee of outside Directors of the Board institute an Executive Compensation Review, and prepare a report available to shareholders by October, 1996 with the results of the Review and recommended changes in practice. The review shall cover pay, benefits, perks, stock options and special arrangements in the compensation packages for all the Company's top officers.

                           Supporting Statement

We recommend that the committee study and report on the following in its review:

1. Ways to link executive compensation more closely to financial performance with proposed criteria and formulae.

2. Ways to link compensation to social corporate performance (e.g. incentives given for meeting or surpassing certain social and performance standards.)

3. Ways to link financial viability of the Company to long-term social sustainability (e.g. linkages that avoid short-range thinking, and instead encourage long-range planning).

4. A description of social and environmental criteria we take into account (e.g. environmental performance standards, law suits, settlements, penalties, violations, results of environmental audits).

5. The financial costs for the Company of the discrimination controversy.

For adoption of this proposal, the votes cast favoring it must exceed the votes cast opposing it. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL FOR THE REASONS CITED BELOW. PROXIES, UNLESS INDICATED TO THE CONTRARY, WILL BE VOTED "AGAINST" THE PROPOSAL.

     The Company's compensation policies for its executive officers are administered by two committees of the Board of Directors - the Compensation Committee and the Stock Option Committee. To help ensure impartiality, the members of these committees are outside, non-employee directors. In addition, a survey prepared by William M. Mercer, Inc. is used to review the Company's executive salaries and bonuses in relation to those of other selected companies in the restaurant and food service industry. The Board of Directors believes that these means of setting executive compensation address overall job performance and serve to enhance company profitability and shareholder value. The Board does not feel that social issues should be specifically singled out for separate consideration in setting executive compensation.

     THE BOARD OF DIRECTORS FOR THESE REASONS, RECOMMENDS A VOTE "AGAINST" THIS SHAREHOLDER PROPOSAL.

                     PROPOSAL 5. SHAREHOLDER PROPOSAL

   Mr. Carl R. Owens, P.O. Box 8233, Atlanta, Georgia, states that he is the owner of at least $1,000 worth of the Common Stock of the Company, and has informed the Company that he intends to present the following proposal at the meeting:

   Whereas, Cracker Barrel Old Country Store, Inc., has been involved in serious controversy over the last four years relating to its policies towards gay men and lesbians and

   Whereas, this controversy has led to negative publicity, boycotts, demonstrations, and legal actions, and

   Whereas, the Company stated in legal papers that aspects of this controversy have caused "substantial damages" to the Company,

   Therefore, be it resolved that the shareholders request that the Board appoint a committee to ascertain the costs to the Company caused by this continuing controversy, and that a report on that cost be prepared and made available to shareholders no later than November 28, 1996. This report shall be prepared at a reasonable cost and should contain no proprietary information.

                           Supporting Statement

   The continuing dispute over the Company's policies towards the gay and lesbian communities is a serious distraction and drains on management time. We feel that the time has come for the Board to thoroughly re-examine the Company's policies in this area with a view towards change leading to the protection of human rights for all. Please vote your proxy FOR these concerns.

For adoption of this proposal, the votes cast favoring it must exceed the votes cast opposing it. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL FOR THE REASONS CITED BELOW. PROXIES, UNLESS INDICATED TO THE CONTRARY, WILL BE VOTED "AGAINST" THE PROPOSAL.

   In each of the past two years, Mr. Owens has submitted a proposal requesting that the Board of Directors of the Company reflect the races, genders and sexual orientations of the Stockholders of the Company. His proposals have been soundly defeated each year.

    This year Mr. Owens' proposal requests that a committee of the Company's Board of Directors prepare a report ascertaining costs associated with the Company's alleged "continuing controversy" concerning gay and lesbian issues. The events surrounding the "continuing controversy" to which Mr. Ownes apparently refers, happened in January 1991. As Cracker Barrel has publicly stated on many occasions, it is an equal opportunity employer, and it adheres to the letter and spirit of the law regarding non-discrimination in the workplace.

   Your management is convinced that Mr. Owens is more interested in gay and lesbian concerns as social issues than in any economic effect his concerns may have on your Company, and that he is using the Company's proxy as a forum to promote his ideas.

   The Board of Director's believes that Mr. Owens' proposal itself would create unnecessary expense for the Company and that neither management nor stockholders would gain any meaningful information from the preparation of the report he proposes. Thus, the Board of Directors believes no further consideration of Mr. Owens' proposal is warranted.

   THE BOARD OF DIRECTORS, FOR THESE REASONS, RECOMMENDS A VOTE "AGAINST" THIS SHAREHOLDER PROPOSAL.

                         PROPOSALS OF SHAREHOLDERS

   Shareholders intending to submit proposals for presentation at the 1996 Annual Meeting of Shareholders of the Company and inclusion in the Proxy Statement and form of proxy for such meeting should forward their proposals to Dan W. Evins, Chief Executive Officer, Cracker Barrel Old Country Store, Inc., P.O. Box 787, Hartmann Drive, Lebanon, Tennessee 37088-0787. Proposals must be in writing and must be received by the Company prior to June 24, 1996. Proposals should be sent to the Company by certified mail, return receipt requested.

                  ANNUAL REPORT AND FINANCIAL INFORMATION

   A copy of the Company's Annual Report to Shareholders for fiscal 1995 is being mailed to each shareholder herewith. A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AND A LIST OF ALL EXHIBITS THERETO WILL BE SUPPLIED WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO THE COMPANY,
ATTENTION: CORPORATE SECRETARY, AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES, HARTMANN DRIVE, LEBANON, TENNESSEE 37088-0787. EXHIBITS TO THE FORM 10-K ARE AVAILABLE FOR A REASONABLE FEE.

                  CRACKER BARREL OLD COUNTRY STORE, INC.

   Proxy solicited by and on behalf of the Board of Directors for the Annual Meeting of Shareholders to be held on Tuesday, November 28, 1995.

   The undersigned hereby appoints Dan W. Evins and Michael J. Zylstra and each of them, as proxies, with full power of substitution, to vote all shares of the undersigned as shown below on this proxy at the Annual Meeting of Shareholders of Cracker Barrel Old Country Store, Inc. to be held at the Company's offices located on Hartmann Drive, Lebanon, Tennessee, on Tuesday, November 28, 1995, at 10:00 a.m., local time, and any adjournment thereof.

The Board of Directors recommends a vote "FOR" proposals (1), (2) and (3).

(1)  ELECTION OF DIRECTORS:

     \ \  FOR all of the following nominees (except as indicated to the
          contrary below):   J. Bradshaw, R. Dale, D.W. Evins, E. W. Evins,
          W.  Heydel, R. Hilton, C.  Jones, Jr., C. Lowe,  Jr.,  B. Lowery,
          R. Magruder, G. Miller, M. Mitchell, J. Stewart, and J. White

     \ \  AGAINST the following nominee(s) (please print name(s)):
          _________________________________________________________________
     \ \ WITHHOLD AUTHORITY (ABSTAIN) to vote for the following nominee(s) (please print name(s)):
          _________________________________________________________________
     \ \  AGAINST all nominees

     \ \  WITHHOLD AUTHORITY (ABSTAIN) to vote for all nominees

(2) To consider and vote upon a proposed amendment to the Company's 1987 Stock Option Plan to increase the number of shares of the Company's Common Stock available under the Plan from 8,550,607 to 11,550,607.

     \ \  FOR       \ \  AGAINST        \ \  WITHHOLD AUTHORITY (ABSTAIN)

(3) To approve the selection of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year 1996.

     \ \  FOR       \ \  AGAINST        \ \  WITHHOLD AUTHORITY (ABSTAIN)

The Board of Directors recommends a vote "AGAINST" proposals (4) and (5).

(4) To vote on a shareholder proposal requesting that the Board of Directors prepare a report in which the primary emphasis would be to link executive compensation to social issues.

     \ \  AGAINST        \ \ FOR        \ \ WITHHOLD AUTHORITY (ABSTAIN)

(5) To vote on a shareholder proposal requesting that the Board of Directors prepare a report ascertaining the costs incurred by the Company due to the alleged "continuing controversy" regarding its policies toward gay men and lesbians.

     \ \  AGAINST        \ \ FOR        \ \ WITHHOLD AUTHORITY (ABSTAIN)

(6) In their discretion, to transact such other business as may properly be brought before the meeting or any adjournment thereof.

          (Please date and sign this proxy on the reverse side.)

     Your shares will be voted in accordance with your instructions. If no choice is specified, shares will be voted FOR the nominees in the election of directors, FOR the proposed amendment to the Company's 1987 Stock Option Plan, FOR the selection of Deloitte & Touche LLP, AGAINST the report linking executive compensation to social issues and AGAINST the report on costs related to gay and lesbian issues.

Date ____________________ , 1995.          PLEASE SIGN HERE AND RETURN PROMPTLY
                                           __________________________________

                                           __________________________________
                                           Please sign exactly as your name
                                           appears at left.  If registered in
                                           the names of two or more persons,
                                           each should sign.  Executors,
                                           administrators, trustees, guardians,
                                           attorneys, and corporate officers
                                           should show their full titles.


_____________________________________________________________________________
If you have changed your address, please PRINT your new address on this line.